Exhibit 99.1

Safe-T Group Secures a Non-Dilutive Line of Credit from United Mizrahi-Tefahot Bank Ltd.

Secured $2 Million Credit Line Facility Extends Safe-T Group’s Cash Runway into 2023
While Supporting its Consumer Acquisition Program and 5-Year Future Revenue Plan

HERZLIYA, Israel, May 26, 2022 --  Safe-T® Group Ltd. (NASDAQ: SFET) (TASE: SFET), a global provider of cyber-security and privacy solutions to consumers and enterprises (“Safe-T” or the “Company”), announced today that its consumer business (wholly-owned subsidiary, CyberKick Ltd.) has entered into a revolving line of credit agreement (the “Credit Facility”) with United Mizrahi-Tefahot Bank Ltd. (the “Bank”), to support the growth of its consumer privacy solutions, in an amount of up to $2,000,000 for a period of 12 months, at an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 5.5% per annum, to be paid quarterly for the actual withdrawn balance. The Credit Facility is part of the Company’s broader efforts to attract diverse long-term sources of capital while creating non-dilutive financing alternatives. As a part of this strategy, the Company plans to work with the Bank to extend the Credit Facility duration upon maturity, and to increase it.

“We are pleased to complete this non-dilutive credit facility that provides our consumer business with financial flexibility. This facility will support our commercialization efforts and growth as we scale up our consumer acquisition program. Furthermore, we believe that securing this credit line from a leading Israeli bank is an important validation of our improved financial profile,” said Shachar Daniel, Chief Executive Officer of Safe-T.

The Credit Facility offers a 3x multiple on eligible revenues, is secured against all of the assets of CyberKick Ltd., is guaranteed by Safe-T and includes a refundable deposit by the Company of USD $500,000.

The Company’s consumer acquisition program is based upon a 5-year business model that employs a user Lifetime Value (“LTV”) metric. LTV is a calculation of the average dollar amount of revenue anticipated to be received from subscribers over their retention period. According to this model, the Company can estimate future recurring revenue based upon the number of users at any given point of time, multiplied by the relevant LTV. Each product produced by the Company has an associated LTV metric. Based upon Safe-T’s LTV model, investments into consumer acquisition are targeted to generate at least a 3x return, producing millions in recurring revenues over the following years.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include, enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for the advanced and basic users, ensuring full personal protection for all personal and digital information.

ZoneZero® cyber-security solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organization’s access use cases, whether from outside the organization or within the organization, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust.

Our privacy solutions for enterprises are based on our world’s fastest and most advanced and secured proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one that comprises of both millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability and the speed of the service.

For more information about Safe-T, visit https://www.safetgroup.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses extending its cash runway into 2023, the possibility of extending the maturity and increasing the amount of the Credit Facility, expected commercialization efforts and growth and the targeted revenues and returns expected from investments into consumer acquisition. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations
Safe-T Group Ltd.

813-334-9745
investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com